                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                              (AMENDMENT NO. 1)(1)

                             COLLEGIATE PACIFIC INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   194589-10-7
                                 (CUSIP NUMBER)

                                 JEFF DAVIDOWITZ
                             LINE AND GROVE STREETS
                                   P.O. BOX 87
                               NANTICOKE, PA 18634
                                 (570) 735-3200

                   ------------------------------------------

      (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                OCTOBER 13, 2003
                                ----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13D-1(f) OR 13D-1(g), CHECK THE FOLLOWING BOX / /.

------------------------

         (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 194589-10-7                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Jeff Davidowitz
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    190,804
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    190,804
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     190,804
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Cusip No. 194589-10-7                                          Page 3 of 4 Pages




                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D (the "First Amendment") to the Statement on Schedule 13D (the "Schedule 13D") originally filed on January 29, 2001 by Jeff Davidowitz (the "Reporting Person"), relates to the shares of the common stock of Collegiate Pacific Inc., a Delaware corporation ("Collegiate Pacific"), $0.01 par value (the "Common Stock") and common stock purchase warrants. All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of Collegiate Pacific are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 4, 2003, Mr. Davidowitz may be deemed to beneficially own an aggregate of 190,804 shares of Common Stock, or approximately 3% of the outstanding shares of Common Stock (based upon Amendment No. 1 to Collegiate Pacific's Annual Report on Form 10-KSB filed on October 28,
2003), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Davidowitz, 11,000 of such shares represent options to acquire shares of Common Stock and 39,502 of such shares represent warrants to acquire shares of Common Stock, none of which have been exercised by Mr. Davidowitz as of the date of this report. The 39,502 common stock purchase warrants held by Mr. Davidowitz represent approximately 1% of the 2,920,003 outstanding common stock purchase warrants.

         Of the shares of Common Stock and common stock purchase warrants held by Mr. Davidowitz, (i) 34,751 shares and 34,751 shares issuable upon exercise of a common stock purchase warrant are held by a Trust for which Mr. Davidowitz serves as a trustee, (ii) 67,551 shares and 3,751 shares issuable upon exercise of a common stock purchase warrant are held by JIBS Equities of which Mr. Davidowitz is a general partner, (iii) 9,000 shares are held by Penn Footwear, Inc. of which Mr. Davidowitz is President and a shareholder, (iv) 4,000 shares are held by Oldfield Company of which Mr. Davidowitz is President and a shareholder, (v) 10,000 shares are held by DVD Partners of which Mr. Davidowitz is a general partner, and (vi) 10,000 shares are held by 3D Partners of which Mr. Davidowitz is general partner.

         (c) The following table sets forth certain information concerning transactions involving the Warrants affected by the Reporting Person during the past 60 days. No transactions involving the Common Stock were effected by Mr. Davidowitz during the past 60 days. Each of the sale transactions listed below was affected through a broker at then current market prices:

                          NUMBER OF SHARES OF
       DATE OF              COMMON STOCK OR
     TRANSACTION               WARRANTS                TRANSACTION                 PRICE
--------------------- --------------------------- ------------------------ ----------------------
      10/13/03             112,800 Warrants                Sale                    $2.50


Cusip No. 194589-10-7                                          Page 4 of 4 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2003




                                              /s/ Jeff Davidowitz
                                              ----------------------------------
                                              Jeff Davidowitz